UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-38628

SilverCrest Metals Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

570 Granville Street, Suite 501

Vancouver, British Columbia V6C 3P1

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐      Form 40-F ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVERCREST METALS INC.

Date: October 9, 2024	By:	/s/ Sean Deissner
	Name:	Sean Deissner
	Title:	VP, Financial Reporting

INDEX TO EXHIBITS

Exhibit Number	Description
99.1

Arrangement Agreement, entered into by and among Coeur Mining, Inc., a Delaware corporation (“Coeur”), SilverCrest Metals Inc., a corporation existing under the laws of the Province of British Columbia, Canada, 1504648 B.C. Unlimited Liability Company, an unlimited liability company organized and existing under the laws of the Province of British Columbia, Canada and a wholly owned subsidiary of Coeur, Coeur Rochester, Inc., a Delaware corporation, and Compañía Minera La Llamarada, S.A. de C.V., a company existing under the laws of Mexico, dated as of October 3, 2024.